FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Beyfortus approved in US for infant RSV prevention

17 July 2023

Beyfortus approved in the US for the prevention of RSV
lower respiratory tract disease in infants

First preventive option specifically designed to protect
 the broad infant population through its first RSV season

Across all clinical endpoints, a single dose of Beyfortus delivered consistent and sustained efficacy against RSV disease vs placebo

AstraZeneca and Sanofi's Beyfortus (nirsevimab) has been approved in the US for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease (LRTD) in newborns and infants born during or entering their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Beyfortus will be available in the US ahead of the upcoming 2023-2024 RSV season.

The approval by the Food and Drug Administration (FDA) follows the unanimous vote by the Antimicrobial Drugs Advisory Committee (AMDAC) on the favourable benefit-risk profile of Beyfortus, and was based on the extensive clinical development programme for Beyfortusspanning three pivotal late-stage clinical trials. Across all clinical endpoints, a single dose of Beyfortus demonstrated consistent efficacy against RSV LRTD extending through five months, the duration of a typical RSV season.1-4

Beyfortus is the first preventive option approved to protect a broad infant population, including those born healthy at term, or preterm, or with specific health conditions that make them vulnerable to severe RSV disease. The single dose can be flexibly administered at the beginning of the RSV season or at birth for those born during the RSV season.

Iskra Reic, Executive Vice President, Vaccines and Immune Therapies, AstraZeneca, said: "Beyfortus represents an opportunity for a paradigm-shift in preventing serious respiratory disease due to RSV across a broad infant population in the US. The science that Beyfortus is built on demonstrates AstraZeneca's continued leadership in addressing the needs of the most vulnerable populations and reducing the burden on healthcare systems."

Thomas Triomphe, Executive Vice President, Vaccines, Sanofi, said: "Today's approval marks an unprecedented moment for protecting infant health in the U.S., following an RSV season that took a record toll on infants, their families, and the U.S. healthcare system. Beyfortus is the only monoclonal antibody approved for passive immunisation  to provide safe and effective protection for all infants during their first RSV season. I am proud that, by prioritising this potential game-changer, we are now about to bring Beyfortus to American families."

RSV is the leading cause of hospitalisation for infants under the age of one in the US, averaging 16 times higher than the annual rate for influenza.5,6 Each year, an estimated 590,000 RSV disease cases in infants under one require medical care, including physician office, urgent care, emergency room visits and hospitalisations.7

Beyfortus was generally well tolerated with a favourable safety profile that was consistent across all clinical trials. The overall rates of adverse events were comparable between Beyfortusand placebo and the majority of adverse events were mild or moderate in severity. The most common adverse events were rash and injection site reactions.1-4

Beyfortus was approved in the European Union in October 2022 for the prevention of RSV LRTD in newborns and infants during their first RSV season. Regulatory applications are also currently under review in China, Japan and several other countries.

Notes

RSV
RSV is a very contagious virus that can lead to serious respiratory illness for infants, according to the Centers for Disease Control and Prevention (CDC). RSV symptoms can include runny nose, coughing, sneezing, fever, decrease in appetite, and wheezing.8 Two out of three infants are infected with RSV during their first year of life and almost all infants are infected by their second birthday.8,9 In the US, RSV is the leading cause of hospitalisation in infants under 12 months, averaging 16 times higher than the annual rate for influenza.5,6 Approximately 75% of infants hospitalised for RSV were born at term with no underlying conditions in a study conducted from 2014-2015.10 Each year in the US, an estimated 590,000 RSV disease cases in infants under one require medical care, including physician office, urgent care, emergency room visits and hospitalisations.7

Beyfortus
Beyfortus (nirsevimab) is a single dose long-acting antibody, developed and commercialised in partnership by AstraZeneca and Sanofi using AstraZeneca's YTE technology. It is designed to protect infants born during or entering their first RSV season and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. Beyfortus,provided directly to newborns and infants as a single dose, offers rapid protection via an antibody to help prevent LRTD caused by RSV, without requiring activation of the immune system. Beyfortus administration can be timed to the start of the RSV season.11

Beyfortushas been granted regulatory designations to facilitate expedited development by several major regulatory agencies around the world. These include Breakthrough Therapy Designation and Priority Review Designation by the China Center for Drug Evaluation under the National Medical Products Administration; Breakthrough Therapy Designation from the US Food and Drug Administration; access granted to the European Medicines Agency (EMA PRIority MEdicines (PRIME) scheme; and named "a medicine for prioritized development" under the Project for Drug Selection to Promote New Drug Development in Pediatrics by the Japan Agency for Medical Research and Development (AMED).

Pivotal clinical trials
The Phase IIb (Trial 03) study was a randomised, placebo-controlled trial designed to measure the efficacy of Beyfortus against medically attended (MA) Lower Respiratory Tract Infection (LRTI) through 150 days post-dose. Healthy preterm infants of 29 to less than 35 weeks' gestational age were randomised (2:1) to receive a single 50mg intramuscular injection of Beyfortusor placebo regardless of weight.3,12

The Beyfortusdosing regimen was determined based on further exploration of the Phase IIb data and was used in subsequent trials as a single 50 mg dose for those who weigh less than 5 kg, or a single 100 mg dose for those who weigh 5 kg or greater.3,12

The MELODY Phase III study (Trial 04) was a randomised, double-blind, placebo- controlled trial conducted across 21 countries designed to determine efficacy of Beyfortus against medically attended LRTI due to through 150 days after dosing, versus placebo, in healthy term and late preterm infants (35 weeks gestational age or greater) entering their first RSV season.1,2,12

MEDLEY (Trial 05) was a Phase II/III, randomised, double-blind, Synagis-controlled trial with the primary objective of assessing safety and tolerability for Beyfortusin preterm infants of less than 35 weeks gestational age and infants with congenital heart disease (CHD) and/or chronic lung disease of prematurity (CLD) eligible to receive Synagis.4,12 Between July 2019 and May 2021 a total of 925 infants entering their first RSV season were randomised to receive Beyfortus or Synagis. Safety was assessed by monitoring the occurrence of adverse events through 360 days post-dose. Serum levels of Beyfortus following dosing (on day 151) in this trial were comparable with those observed in the MELODY Phase III trial, indicating similar protection in this population to that in the healthy term and late preterm infants is likely. Data were published in the New England Journal of Medicine (NEJM) in March 2022.4,12

The safety profile of Beyfortus was similar to Synagis in the MEDLEY Phase II/III trial and consistent with the safety profile in healthy term and preterm infants studied in the MELODY and Phase IIb trials. While uncommon, the most reported adverse reactions were: rash 14 days post-dose, (the majority of which were mild to moderate; non-serious injection site reactions within 7 days post-dose.1,2,4,12

The results of MELODY, MEDLEY Phase II/III and the Phase IIb trials demonstrate that a single dose of nirsevimab helps protect infants during their first RSV season against RSV disease. This broad infant population includes healthy term, late preterm and preterm infants, as well as infants with specific health conditions that make them vulnerable to severe RSV disease.1-4,12

These trials formed the basis of regulatory submissions which began in 2022.

Results from the MELODY Phase III trial (Trial 04)
The primary endpoint of the MELODY Phase III trial was met, reducing the incidence of medically attended LRTI, such as bronchiolitis or pneumonia, caused by RSV by 74.9% (95% CI 50.6, 87.3; P<0.001) compared to placebo.1,2 Observed events were 1.2% in treatment arm vs 5% in placebo arm. The efficacy of Beyfortus against the secondary endpoint of hospitalisation was 60.2% (95% CI: -14.6, 86.2). Observed events were 0.6% in treatment arm vs 1.6% in placebo arm. Between July 2019 and March 2020, 1,490 infants were randomised to receive either nirsevimab or placebo at the RSV season start Initial data from the MELODY Primary Cohort were published in NEJM in March 2022 12

Results from the Phase IIb trial (Trial 03)
The primary endpoint of the Phase IIb study was met, reducing the incidence of medically attended LRTI caused by RSV by 70.1% (95% CI: 52.3, 81.2) compared to placebo. Observed events were 2.6% in treatment arm vs 9.5% in placebo arm. Between November 2016 and December 2017, 1,453 infants were randomised (Beyfortus, n=969; placebo, n=484) at the RSV season start. Research was conducted by AstraZeneca in both hemispheres, at 164 sites in 23 countries. Data were published in NEJM in July 2020.3,12

In a prespecified secondary endpoint, Beyfortusreduced medically attended RSV LRTI with hospitalisation by 78.4% (95% CI 51.9, 90.3) versus placebo. Observed events were 0.8% in treatment arm vs 4.1% in placebo arm.3,12 A post-hoc analysis of the Phase IIb study that applied the recommended 50 mg dose in a subgroup of infants weighing less than 5 kg showed the efficacy of Beyfortus against medically attended RSV LRTI and medically attended RSV LRTI with hospitalisation was 86.2% (95% CI 68.0, 94.0) and 86.5% (95% CI 53.5, 96.1), respectively.12

Sanofi Alliance
In March 2017, AstraZeneca and Sanofi announced an agreement to develop and commercialise nirsevimab. Under the terms of the agreement, AstraZeneca leads development and manufacturing activities, and Sanofi leads commercialisation activities and records revenue. The two companies share costs and profits in all territories except the US. AstraZeneca's revenue from the agreement is reported as Alliance Revenue and Collaboration Revenue in the Company's financial statements. Following a revision to the profit-sharing arrangement relating to the development and commercialisation of nirsevimab in the US between AstraZeneca, Sanofi and Sobi, Sobi has entered into a direct relationship with Sanofi, replacing the previous participation agreement with AstraZeneca entered into in November 2018.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
Muller WJ, et al. Nirsevimab for Prevention of RSV in Term and Late-Preterm Infants. N Engl J Med. April 5, 2023. DOI: 10.1056/NEJMc2214773
2.
Hammitt LL, et al. Nirsevimab for Prevention of RSV in Healthy Late-Preterm and Term Infants. N Engl J Med. 2022;386 (9): 837-846. Doi: 10.1056/NEJMoa2110275.
3.
Griffin P, MD et al. Single-Dose Nirsevimab for Prevention of RSV in Preterm Infants. N Engl J Med. 2020;383: 415-425. DOI: 10.1056/NEJMoa1913556.
4.
Domachowske J, MD et al. Safety of Nirsevimab for RSV in Infants with Heart or Lung Disease or Prematurity. N Engl J Med. 2022; 386 (9).
5.
Leader S, Kohlhase K. Recent trends in severe respiratory syncytial virus (RSV) among US infants, 1997 to 2000. J Pediatr. 2003;143(5 Suppl):S127-S132. Doi:10.1067/s0022-3476(03)00510-9.
6.
Zhou H, et al. Hospitalizations associated with influenza and respiratory syncytial virus in the United States, 1993-2008. Clin Infect Dis. 2012 ;54 :1427-1436.
7.
Rainisch G, et al. Estimating the impact of multiple immunization products on medically- attended respiratory syncytial virus (RSV) infections in infants. Vaccine. 2020;38(2):251-257. S127-S132. Doi:10.1067/s0022-
8.
Centers for Disease Control and Prevention. RSV in Infants and Young Children. October 28, 2022. https://www.cdc.gov/rsv/high-risk/infants-young-children.html. Accessed July 2023.
9.
Walsh, EE. Respiratory Syncytial Virus infection: an illness for all ages. Clin Chest Med. 2017; 38(1):29-36.
10.
Esposito S, et al. RSV Prevention in All Infants: Which Is the Most Preferable Strategy? Front Immunol. 2022; 13: 880368. doi: 10.3389/fimmu.2022.880368.
11.
Centers for Disease Control and Prevention. Vaccines & Immunizations. August 18, 2017. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed July 2023.
12.
US FDA. Beyfortus (nirsevimab-alip) Prescribing Information.

 Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 July 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary